The information in this preliminary prospectus supplement is not complete and may be changed. This preliminary prospectus supplement is not an offer to sell nor does it seek an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Filed Pursuant to Rule 424(b)(5)
Registration No. 333-135193

Subject to completion, dated April 16, 2007

Prospectus Supplement
To prospectus dated June 21, 2006

7,000,000 shares

Common stock

We are selling 7,000,000 shares of our common stock.

Our common stock is listed on the New York Stock Exchange under the symbol “RRC.” On April 13, 2007 the last reported sale price of our common stock on the New York Stock Exchange was $36.33 per share.

	Per share	Total

Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds to Range Resources, before expenses	$	$

We have granted the underwriters an option for a period of 30 days to purchase up to 1,050,000 additional shares to cover over-allotments, if any.

Investing in our common stock involves certain risks. See “Risk Factors” beginning on page S-10 of this prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of this prospectus supplement or accompanying base prospectus. Any representation to the contrary is a criminal offense.

We expect that delivery of the shares will be made in book-entry form through the facilities of The Depository Trust Company on or about April   , 2007.

Joint book-running managers

JPMorgan	Credit Suisse

Co-managers
Deutsche Bank Securities  Friedman Billings Ramsey  Morgan Stanley
Raymond James
Johnson Rice & Company L.L.C.
KeyBanc Capital Markets
BMO Capital Markets
Calyon Securities (USA) Inc.
Fortis Securities LLC
Natexis Bleichroeder Inc.
Pickering Energy Partners, Inc.
RBC Capital Markets
Simmons & Company INTERNATIONAL
SunTrust Robinson Humphrey

April   , 2007

You should rely only on the information contained in this prospectus supplement and the accompanying prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell securities in any jurisdiction where the offer and sale is not permitted. You should assume that the information appearing in this prospectus supplement is accurate only as of the date on the front cover of this prospectus supplement and that the information incorporated herein by reference is accurate only as of its date. Our business, financial condition, results of operations and prospects may have changed since that date. It is important that you read and consider all of the information in this prospectus on the one hand, and the information contained in the accompanying prospectus and any document incorporated by reference, on the other hand, in making your investment decision.

Prospectus supplement

Prospectus

About this prospectus	1
Where you can find more information	1
Information we incorporate by reference	1
Forward looking statements	2
Use of proceeds	3
Description of capital stock	3
Legal matters	4
Experts	5
Reserve engineers	5

Forward-looking statements

Certain information included in this report, other materials filed or to be filed with the Securities and Exchange Commission (the “SEC”), as well as information included in oral statements or other written statements made or to be made by us contain or incorporate by reference certain statements (other than statements of historical fact) that constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. When used herein, the words “budget,” “budgeted,” “assumes,” “should,” “goal,” “anticipates,” “expects,” “believes,” “seeks,” “plans,” “estimates,” “intends,” “projects” or “targets” and similar expressions that convey the uncertainty of future events or outcomes are intended to identify forward-looking statements. Where any forward-looking statement includes a statement of the assumptions or bases underlying such forward-looking statement, we caution that while we believe these assumptions or bases to be reasonable and to be made in good faith, assumed facts or bases almost always vary from actual results and the difference between assumed facts or bases and the actual results could be material, depending on the circumstances. It is important to note that our actual results could differ materially from those projected by such forward-looking statements. Although we believe that the expectations reflected in such forward-looking statements are reasonable and such forward-looking statements are based upon the best data available at the date this report is filed with the SEC, we cannot assure you that such expectations will prove correct. Factors that could cause our results to differ materially from the results discussed in such forward-looking statements include, but are not limited to, the following: the factors listed in Item 1A of this report under the heading “Risk Factors,” production variance from expectations, volatility of oil and gas prices, hedging results, the need to develop and replace reserves, the substantial capital expenditures required to fund operations, exploration risks, environmental risks, uncertainties about estimates of reserves, competition, litigation, government regulation, political risks, our ability to implement our business strategy, costs and results of drilling new projects, mechanical and other inherent risks associated with oil and gas production, weather, availability of drilling equipment and changes in interest rates. All such forward-looking statements in this document are expressly qualified in their entirety by the cautionary statements in this paragraph, and we undertake no obligation to publicly update or revise any forward-looking statements.

Information we incorporate by reference

The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus. Information that we file with the SEC after we file this prospectus will automatically update and may replace information in this prospectus and information previously filed with the SEC. We do not incorporate by reference any information in any future filings deemed furnished and not filed pursuant to applicable rules.

We incorporate by reference in this prospectus the documents listed below which we previously have filed with the SEC and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (excluding those filings made under Item 2.02 or 7.01 of Form 8-K) after we file this prospectus until the offering of the securities terminates or we have filed with the SEC an amendment to the registration statement relating to this offering that deregisters all securities then remaining unsold:

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2006; and

•	Current Reports on Form 8-K filed on January 18, 2007, January 24, 2007, February 7, 2007, February 14, 2007, March 30, 2007 and April 16, 2007.

You may request a copy of any of these filings (other than an exhibit to those filings unless we have specifically incorporated that exhibit by reference into the filing), at no cost, by telephoning us at the following number or writing us at the following address:

Range Resources Corporation
Attention: Corporate Secretary
777 Main Street
Suite 800
Fort Worth, Texas 76102
(817) 870-2601

Summary

This summary highlights information contained elsewhere in this prospectus supplement, the accompanying prospectus or the documents incorporated by reference. You should read carefully the entire prospectus supplement, the accompanying prospectus, the documents incorporated by reference and the other documents to which we refer for a more complete understanding of this offering. You should read “Risk Factors” beginning on page S-10 of this prospectus supplement for more information about important risks that you should consider before buying the common stock to be issued in connection with this offering. Unless the context requires otherwise or as otherwise indicated, “Range,” “we,” “us,” “our” or similar terms in this prospectus supplement refer to Range Resources Corporation and its subsidiaries on a consolidated basis.

Our business

Business

We are engaged in the exploration, development and acquisition of oil and gas properties, primarily in the Southwestern, Appalachian and Gulf Coast regions of the United States. We seek to increase reserves and production through internally generated drilling projects coupled with complementary acquisitions.

At year-end 2006, our proved reserves had the following characteristics:

•	1.8 Tcfe of proved reserves;

•	82% natural gas;

•	63% proved developed;

•	80% operated;

•	a reserve life of 16.3 years (based on fourth quarter 2006 production); and

•	a pre-tax present value of $2.8 billion (2.0 billion after tax).

At year-end 2006, we owned 3,215,000 gross (2,500,000 net) acres of leasehold, which includes over 70,000 of acres associated with royalties. We have built a multi-year inventory of drilling projects which is estimated to be over 9,400 identified drilling locations.

Range was incorporated in early 1980 under the name Lomak Petroleum, Inc. and, later that year, we completed an initial public offering and began trading on the NASDAQ. In 1996, our common stock was listed on the New York Stock Exchange. In 1998, we changed our name to Range Resources Corporation. In 1999, we implemented a strategy of internally generated drillbit growth coupled with complementary acquisitions. Our objective is to build stockholder value through consistent growth in reserves and production on a cost-efficient basis. From January 1, 2002 to December 31, 2006, we have increased our proved reserves 243%, while production increased 81% during that same period.

Our corporate offices are located at 777 Main Street, Suite 800, Fort Worth, Texas 76102. Our telephone number is (817) 870-2601. Effective May 1, 2007, our corporate offices will be located at 100 Throckmorton Street, Suite 1200, Fort Worth, Texas 76102.

Business strategy

Our objective is to build stockholder value through consistent growth in reserves and production on a cost-efficient basis. Our strategy is to employ internally generated drillbit growth coupled with complementary acquisitions to achieve such growth. Our strategy requires us to make significant investments in technical staff, acreage and seismic to build drilling inventory. In implementing our strategy, we employ the following principal elements:

•	Concentrate in Core Operating Areas. We currently operate in three regions; the Southwestern (which includes the Barnett Shale of North Central Texas, Permian Basin of West Texas and eastern New Mexico, the East Texas Basin, the Texas Panhandle and Anadarko Basin of Western Oklahoma), Appalachian and Gulf Coast. Concentrating our drilling and producing activities in these core areas allows us to develop the regional expertise needed to interpret specific geological and operating trends and develop economies of scale. Operating in multiple core areas allows us to combine the production characteristics of each area to balance our portfolio toward our goal of consistent production and reserve growth.

•	Maintain Multi-Year Drilling Inventory. We focus on areas where multiple prospective productive horizons and development opportunities exist. We use our technical expertise to build and maintain a multi-year drilling inventory. We believe that maintaining a large, multi-year inventory of drilling projects enhances our ability to consistently grow production and reserves over the next several years. Currently, we have over 9,400 identified drilling locations in inventory. In 2006, we drilled 1,017 gross (704 net) wells. In 2007, our capital program targets the drilling of 924 gross (691 net) wells.

•	Make Complementary Acquisitions. We target complementary acquisitions in existing core areas and focus on acquisition candidates where our existing scientific knowledge is transferable and drilling results can be forecast with confidence. Over the past three years, we have completed $1.3 billion of complementary acquisitions located in our core operating areas.

•	Manage Our Risk Exposure. Allocating the majority of our capital spending to long-term development projects in areas where multiple productive horizons exist serves to reduce our risk exposure. Where our exploration projects may involve high dry hole costs, we often bring in industry partners in order to reduce financial exposure. We also invest in new seismic data and technology each year. By equipping our geologists and geophysicists with state-of-the-art seismic technology with multiple reprocessing applications, we hope to multiply the number of higher potential exploration prospects we drill without substantially adding to dry hole risk.

•	Maintain Flexibility. Because of the volatility of commodity prices and the risks involved in drilling, we remain flexible and may adjust our capital budget throughout the year. We may defer capital projects in order to seize an attractive acquisition opportunity. If certain areas generate higher than anticipated returns, we may accelerate drilling in those areas and decrease capital expenditures elsewhere. We also believe in maintaining a strong balance sheet and using commodity hedging. This will allow us to be more opportunistic in cyclical price environments as well as provide more consistent financial results.

•	Equity Ownership and Incentive Compensation. We want our employees to act like owners. To achieve this, we reward and encourage them through equity ownership in Range. As of December 31, 2006, our employees owned equity securities (vested and unvested) which had a market value of over $170.0 million.

Recent acquisitions and dispositions

In June 2006 we acquired Stroud Energy, Inc. (“Stroud”) for $171.5 million in cash and 6.5 million shares of our common stock. The transaction was structured as a merger with Stroud shareholders electing to receive either cash, Range stock, or a combination of both cash and stock. Stroud was a private Fort Worth based independent oil and gas company with operations located in the Barnett Shale play in North Texas, the Cotton Valley in East Texas and the Austin Chalk in Central Texas. We estimate the proved reserves attributable to the Stroud properties totaled 171 Bcfe. Over 90% of Stroud’s Barnett Shale acreage is located in the core or expanding core portions of the Barnett Shale play. In the first quarter of 2007, we sold the Austin Chalk properties in Central Texas for proceeds of $82.0 million. Upon closing the Stroud acquisition, we designated the Austin Chalk properties as “properties held for sale.” As a result, the production and associated operations from these properties were excluded from our income from continuing operations. In addition, the production and reserves associated with the properties are excluded from our historical production results and year-end 2006 proved reserves and this sale does not impact those amounts.

On March 30, 2007, we sold our Gulf of Mexico properties to a private company for $155 million. The properties included our interests in 37 platforms in water depths ranging from 11 to 240 feet. We did not operate any of the properties. At year-end 2006, we estimate that the properties contained proved reserves of 38 Bcfe, representing 2% of our total proved reserves. As a result of the sale, we expect to record a pre-tax gain of approximately $100 million in the first quarter of 2007.

Pending acquisition

We recently entered into agreements with certain subsidiaries of Equitable Resources, Inc. (“Equitable”) with respect to a development plan for the Nora field, a gas field located in southwestern Virginia. Closing of the transaction, which is subject to Hart-Scott-Rodino clearance and other customary closing conditions, is anticipated to occur in May 2007. Both companies currently own interests in the Nora field, which currently encompasses approximately 1,600 producing wells and 300,000 gross acres. Under the plan, Equitable and Range will equalize their interests in the Nora field, including the producing wells, undrilled acreage and gathering system. To equalize the interests, we will pay Equitable $315 million, subject to customary adjustments. We have sufficient available capacity under our senior credit facility to complete the acquisition with or without completion of this offering.

Upon completion of the transaction, Equitable will continue to operate the producing wells, manage the drilling operations of all future coal bed methane wells and manage the gathering system. We will oversee the drilling of formations below the coal bed methane formation, including the tight gas sand formations, unconventional shales and deeper formations. Currently, the Nora field contains more than 1,150 producing coal bed methane wells and more than 450 producing tight gas sand wells. Given the size of the field, which encompasses approximately 300,000 gross acres, there is potential to drill nearly 6,000 additional coal bed methane wells and tight gas sand wells. Also, the Nora field is located within 10 miles of the Big Sandy shale gas field in Kentucky and West Virginia. Both Range and Equitable believe there is significant unconventional shale gas potential at Nora.

The transaction will allow each company to apply its specific expertise to jointly develop the field more effectively and at a faster pace. Equitable is an industry leader in Appalachian coal bed methane operations having drilled more than 1,100 coal bed methane wells to date. Additionally, Equitable has extensive pipeline assets and expertise throughout the Appalachian Basin in the area of pipeline construction and natural gas transmission. We have drilled thousands of tight gas sand wells in the Appalachian Basin and are actively developing and drilling several unconventional shale gas plays across five basins, including the Appalachian Basin. Although we anticipate that this transaction will close in May 2007, we cannot assure you that the transaction will close at such time or at all.

The offering

Common stock offered by Range: 7,000,000 shares (8,050,000 shares if the underwriter’s over-allotment is exercised in full).

Common stock projected to be outstanding after the offering: 146,874,482 shares (147,924,482 shares if the underwriter’s over-allotment is exercised in full). Common stock projected to be outstanding does not include options to purchase 8,852,126 shares of common stock outstanding under our stock option plans as of December 31, 2006.

We intend to use the net proceeds from this offering to fund a portion of the $315 million consideration required for the Equitable transaction. If the transaction is not consummated, we intend to use a portion of the net proceeds to fund our ongoing drilling program, complementary acquisitions, and general corporate purposes. Pending such uses, the funds will be used to pay down a portion of the outstanding balance on our senior credit facility, which was $385.5 million as of April 2, 2007.

Summary condensed consolidated financial data

You should read the summary condensed consolidated financial data set forth below in conjunction with our annual report on Form 10-K for the year ended December 31, 2006. None of the data provided below reflects the effect of the acquisition and dispositions described herein.

The condensed consolidated statement of operations and statement of cash flows data for the years ended December 31, 2004, December 31, 2005 and December 31, 2006 have been derived from our audited consolidated financial statements incorporated by reference in this prospectus supplement.

	Year ended December 31,
(Dollars in thousands)	2004	2005	2006

Statement of operations data:
Revenues:
Oil and gas sales	$315,703	$525,074	$683,928
Transportation and processing	2,202	2,461	2,507
Mark-to market on oil and gas derivatives	—	10,868	86,491
Other	2,802	(2,563)	6,802

Total revenues	320,707	535,840	779,728

Costs and expenses:
Direct operating	46,308	67,112	92,224
Production and ad valorem taxes	20,504	31,516	36,915
Exploration	21,219	30,604	45,252
General and administrative	20,634	33,444	49,886
Deferred compensation	19,176	29,474	6,873
Interest expense	23,119	38,797	57,577
Depletion, depreciation and amortization	102,971	127,514	169,661

Total costs and expenses	253,931	358,461	458,388

Income from continuing operations before income taxes	66,776	177,379	321,340
Income tax (benefit)
Current	(245)	1,071	1,912
Deferred	24,790	65,297	121,814

Income from continuing operations	42,231	111,011	197,614
Discontinued operations, net of tax	—	—	(38,912)

Net income	42,231	111,011	158,702
Preferred dividends	(5,163)	—	—

Net income available to common stockholders	$37,068	$111,011	$158,702

Comprehensive income (loss)	$41,782	$7,185	$342,350

Summary production data

The following table sets forth summary data with respect to our production and sales of oil and natural gas for the periods indicated.

	Year ended December 31,
	2004	2005	2006

Average daily production:
Crude oil (Bbls)	6,865	8,305	8,656
NGLs (Bbls)	2,700	2,772	2,991
Natural gas (Mcf)	138,585	172,613	206,210
Total (Mcfe)	195,972	239,076	276,097
Average sales prices (excluding hedging):
Crude oil (per Bbl)	$39.25	$53.31	$62.60
NGLs (per Bbl)	23.73	31.52	33.62
Natural gas (per Mcf)	5.79	7.98	6.58
Total (per Mcfe)	5.80	7.98	7.25
Average sales price (including hedging):
Crude oil (per Bbl)	$28.04	$38.71	$47.27
NGLs (per Bbl)	19.76	27.27	33.62
Natural gas (per Mcf)	4.45	6.03	6.61
Total (per Mcfe)	4.40	6.02	6.79

	Year ended December 31,
(Dollars in thousands)	2004	2005	2006

Statement of cash flows data:
Net cash provided by (used in):
Operating activities	$209,249	$325,745	$479,875
Investing activities	(624,301)	(432,377)	(911,659)
Financing activities	432,803	93,000	429,416

As of December 31,
2006

Balance sheet data:
Cash and cash equivalents	$2,382
Total assets	3,187,674
Long-term debt	1,048,782
Stockholders’ equity	1,256,161

Risk factors

You should carefully consider and evaluate all the information included or incorporated by reference in this prospectus supplement and the accompanying prospectus, including the risks described below, before you decide to buy our common stock. Our business, financial condition and results of operations could be materially adversely affected by any of these risks. The trading price of the common stock could decline, and you may lose all or part of your investment. The risks described below are not the only ones facing our company. Additional risks not presently known to us or that we currently deem immaterial individually or in the aggregate may also impair our business operations.

This prospectus supplement and documents incorporated by reference also contain forward-looking statements that involve risks and uncertainties, some of which are described in the documents incorporated by reference in this prospectus supplement and the accompanying prospectus. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including the risks and uncertainties faced by us described below or incorporated by reference in this prospectus supplement and the accompanying prospectus.

Risks related to our business

Volatility of oil and natural gas prices significantly affects our cash flow and capital resources and could hamper our ability to produce oil and gas economically

Oil and natural gas prices are volatile, and a decline in prices would adversely affect our profitability and financial condition. The oil and natural gas industry is typically cyclical, and prices for oil and natural gas have been highly volatile. Historically, the industry has experienced severe downturns characterized by oversupply and/or weak demand. Higher oil and natural gas prices have contributed to our positive earnings over the last several years. However, long-term supply and demand for oil and natural gas is uncertain and subject to a myriad of factors such as:

•	the domestic and foreign supply of oil and gas;

•	the price and availability of alternative fuels;

•	weather conditions;

•	the level of consumer demand;

•	the price of foreign imports;

•	world-wide economic conditions;

•	political conditions in oil and gas producing regions; and

•	domestic and foreign governmental regulations.

Decreases in oil and natural gas prices from current levels could adversely affect our revenues, net income, cash flow and proved reserves. Significant price decreases could have a material adverse effect on our operations and limit our ability to fund capital expenditures. Without the ability to fund capital expenditures, we will be unable to replace reserves and production.

Hedging transactions may limit our potential gains and involve other risks

To manage our exposure to price risk, we, from time to time enter into hedging arrangements, with respect to a significant portion of our future production. The goal of these hedges is to lock in prices so as to limit volatility and increase the predictability of cash flow. These transactions limit our potential gains if oil and natural gas prices rise above the price established by the hedge.

In addition, hedging transactions may expose us to the risk of financial loss in certain circumstances, including instances in which:

•	our production is less than expected;

•	the counterparties to our futures contracts fail to perform under the contracts; or

•	a sudden, unexpected event materially impacts oil or natural gas prices or the relationship between the hedged price index and the oil and gas sales price.

In the fourth quarter of 2005, due to the trading volatility of NYMEX gas contracts, we experienced larger than usual differentials between actual prices paid at delivery points and NYMEX based gas hedges. Due to this event, certain of our gas hedges no longer qualify for hedge accounting and are marked to market. This may result in more volatility in our income in future periods.

Information concerning our reserves and future net reserve estimates is uncertain

There are numerous uncertainties inherent in estimating quantities of proved oil and natural gas reserves and their values, including many factors beyond our control. Estimates of proved reserves are by their nature uncertain. Although we believe these estimates are reasonable, actual production, revenues and costs to develop will likely vary from estimates, and these variances could be material.

The accuracy of any reserve estimate is a function of the quality of available data, engineering and geological interpretation and judgment, assumptions used regarding quantities of oil and natural gas in place, recovery rates and future prices for oil and natural gas. Actual prices, production, development expenditures, operating expenses and quantities of recoverable oil and natural gas reserves will vary from those assumed in our estimates, and such variances may be material. Any variance in the assumptions could materially affect the estimated quantity and value of the reserves.

If oil and natural gas prices decrease or exploration efforts are unsuccessful, we may be required to take write-downs of our oil and natural gas properties

In the past, we have been required to write down the carrying value of certain of our oil and natural gas properties, and there is a risk that we will be required to take additional write-downs in the future. This could occur when oil and natural gas prices are low, or if we have downward adjustments to our estimated proved reserves, increases in our estimates of operating or development costs, deterioration in our exploration results or mechanical problems with wells where the cost to redrill or repair does not justify the expense which might occur due to hurricanes.

Accounting rules require that the carrying value of oil and natural gas properties be periodically reviewed for possible impairment. “Impairment” is recognized when the book value of a proven property is greater than the expected undiscounted future net cash flows from that property and on acreage when conditions indicate the carrying value is not recoverable. We may be required to write down the carrying value of a property based on oil and natural gas prices at the time of the impairment review, as well as a continuing evaluation of drilling results, production data, economics and other factors. While an impairment charge reflects our long-term ability to recover an investment, it does not impact cash or cash flow from operating activities, but it does reduce our reported earnings and increases our leverage ratios.

For example, based primarily on the poor performance of certain properties acquired in 1997 and 1998 and significantly lower oil and natural gas prices, we recorded impairments of $215.0 million in 1998 and $29.9 million in 1999. At year-end 2001, we recorded an impairment of $31.1 million due to lower year-end prices. At year-end 2004, we recorded an impairment of $3.6 million on an offshore property due to hurricane damage and related production declines. In the third quarter of 2006, we recorded a $2.4 million impairment on an offshore property due to declining oil and gas prices.

Our business is subject to operating hazards and environmental regulations that could result in substantial losses or liabilities

Oil and natural gas operations are subject to many risks, including well blowouts, craterings, explosions, uncontrollable flows of oil, natural gas or well fluids, fires, formations with abnormal pressures, pipeline ruptures or spills, pollution, releases of toxic natural gas and other environmental hazards and risks. If any of these hazards occur, we could sustain substantial losses as a result of:

•	injury or loss of life;

•	severe damage to or destruction of property, natural resources and equipment;

•	pollution or other environmental damage;

•	clean-up responsibilities;

•	regulatory investigations and penalties; or

•	suspension of operations.

As we drill to deeper horizons and in more geologically complex areas, we could experience a greater increase in operating and financial risks due to inherent higher reservoir pressures and unknown downhole risk exposures. As we continue to drill deeper, the number of rigs capable of drilling to such depths will be fewer and we may experience greater competition from other operators.

Our operations are subject to numerous and increasingly strict federal, state and local laws, regulations and enforcement policies relating to the environment. We may incur significant costs and liabilities in complying with existing or future environmental laws, regulations and enforcement policies and may incur costs arising out of property damage or injuries to employees and other persons. These costs may result from our current and former operations and even may be caused by previous owners of property we own or lease. Any past, present or future failure by us to completely comply with environmental laws, regulations and enforcement policies could cause us to incur substantial fines, sanctions or liabilities from cleanup costs or other damages. Incurrence of those costs or damages could reduce or eliminate funds available for exploration, development or acquisitions or cause us to incur losses.

We maintain insurance against some, but not all, of these potential risks and losses. We may elect not to obtain insurance if we believe that the cost of available insurance is excessive relative to the risks presented. Recently, we have experienced substantial increases in premiums especially in the areas affected by the hurricanes and tropical storms. Insurers have imposed revised limits affecting how much the insurers will pay on actual storm claims plus the cost to re-drill wells where substantial damage has been incurred. Insurers are also requiring us to retain larger deductibles and reducing the scope of what insurable losses will include. Even with the increase in future insurance premiums, coverage will be reduced, requiring us to bear a greater potential risk if our oil and gas properties are damaged. We do not maintain any business interruption insurance. In addition, pollution and environmental risks generally are not fully insurable. If a significant accident or other event occurs that is not fully covered by insurance, it could have a material adverse affect on our financial condition and results of operations.

We are subject to financing and interest rate exposure risks

Our business and operating results can be harmed by factors such as the availability, terms of and cost of capital, increases in interest rates or a reduction in credit rating. These changes could cause our cost of doing business to increase, limit our ability to pursue acquisition opportunities and place us at a competitive disadvantage. For example, at December 31, 2006, approximately 57% of our debt was at fixed interest rates with the remaining 43% subject to variable interest rates.

Many of our current and potential competitors have greater resources than we have and we may not be able to successfully compete in acquiring, exploring and developing new properties

We face competition in every aspect of our business, including, but not limited to, acquiring reserves and leases, obtaining goods, services and employees needed to operate and manage our business and marketing oil and natural gas. Competitors include multinational oil companies, independent production companies and individual producers and operators. Many of our competitors have greater financial and other resources than we do.

The demand for field services and their ability to meet that demand may limit our ability to drill and produce our oil and natural gas properties

Due to current industry demands, well service providers and related equipment and personnel are in short supply. This is causing escalating prices, the possibility of poor services coupled with potential damage to downhole reservoirs and personnel injuries. Such pressures will likely increase the actual cost of services, extend the time to secure such services and add costs for damages due to accidents sustained from the over use of equipment and inexperienced personnel.

The oil and natural gas industry is subject to extensive regulation

The oil and natural gas industry is subject to various types of regulations in the United States by local, state and federal agencies. Legislation affecting the industry is under constant review for amendment or expansion, frequently increasing our regulatory burden. Numerous departments and agencies, both state and federal, are authorized by statute to issue rules and regulations binding on participants in the oil and natural gas industry. Compliance with such rules and regulations often increases our cost of doing business and, in turn, decreases our profitability.

Acquisitions are subject to the risks and uncertainties of evaluating reserves and potential liabilities and may be disruptive and difficult to integrate into our business

We could be subject to significant liabilities related to our acquisitions. It generally is not feasible to review in detail every individual property included in an acquisition. Ordinarily, a review is focused on higher valued properties. However, even a detailed review of all properties and records may not reveal existing or potential problems in all of the properties, nor will it permit us to become sufficiently familiar with the properties to assess fully their deficiencies and capabilities. We do not always inspect every well we acquire, and environmental problems, such as groundwater contamination, are not necessarily observable even when an inspection is performed.

For example, in 1997, we consummated a large acquisition that proved extremely disappointing. Production from the acquired properties fell more rapidly than anticipated and further development results were below the results we had originally projected. The poor production performance of these properties resulted in material downward reserve revisions. There is no assurance that our recent and/or future acquisition activity will not result in similarly disappointing results.

In addition, there is intense competition for acquisition opportunities in our industry. Competition for acquisitions may increase the cost of, or cause us to refrain from, completing acquisitions. Our acquisition strategy is dependent upon, among other things, our ability to obtain debt and equity financing and, in some cases, regulatory approvals. Our ability to pursue our acquisition strategy may be hindered if we are not able to obtain financing on terms acceptable to us or regulatory approvals.

Acquisitions often pose integration risks and difficulties. In connection with recent and future acquisitions, the process of integrating acquired operations into our existing operations may result in unforeseen operating difficulties and may require significant management attention and financial resources that would otherwise be available for the ongoing development or expansion of existing operations. Future acquisitions could result in our incurring additional debt, contingent liabilities, expenses and diversion of resources, all of which could have a material adverse effect on our financial condition and operating results.

Our pending Equitable transaction may not close as anticipated

The closing of the Equitable transaction is subject to Hart-Scott-Rodino clearance and other customary closing conditions. We expect that the transaction will close in May 2007, but we cannot assure you that the transaction will close at such time or at all. This offering is not conditioned on the closing of the Equitable transaction, and we cannot predict the impact on our stock price if the Equitable transaction does not close.

Our success depends on key members of our management and our ability to attract and retain experienced technical and other professional personnel

Our success is highly dependent on our management personnel, none of which is currently subject to an employment contract. The loss of one or more of these individuals could have a material adverse effect on our business. Furthermore, competition for experienced technical and other professional personnel is intense. If we cannot retain our current personnel or attract additional experienced personnel, our ability to compete could be adversely affected.

Our future success depends on our ability to replace reserves that we produce

Because the rate of production from oil and natural gas properties generally declines as reserves are depleted, our future success depends upon our ability to economically find or acquire and produce additional oil and natural gas reserves. Except to the extent that we acquire additional properties containing proved reserves, conduct successful exploration and development activities or, through engineering studies, identify additional behind-pipe zones or secondary recovery reserves, our proved reserves will decline as reserves are produced. Future oil and natural gas production, therefore, is highly dependent upon our level of success in acquiring or finding additional reserves that are economically recoverable. We cannot assure you that we will be able to find or acquire and develop additional reserves at an acceptable cost.

New technologies may cause our current exploration and drilling methods to become obsolete

The oil and natural gas industry is subject to rapid and significant advancements in technology, including the introduction of new products and services using new technologies. As competitors use or develop new technologies, we may be placed at a competitive disadvantage, and competitive pressures may force us to implement new technologies at a substantial cost. In addition, competitors may have greater financial, technical and personnel resources that allow them to enjoy technological advantages and may in the future allow them to implement new technologies before we can. One or more of the technologies that we currently use or that we may implement in the future may become obsolete. We cannot be certain that we will be able to implement technologies on a timely basis or at a cost that is acceptable to us. If we are not able to maintain technological advancements consistent with industry standards, our operations and financial condition may be adversely affected.

Our business depends on oil and natural gas transportation facilities, many of which are owned by others

The marketability of our oil and natural gas production depends in part on the availability, proximity and capacity of pipeline systems owned by third parties. The unavailability of or lack of available capacity on these systems and facilities could result in the shut-in of producing wells or the delay or discontinuance of development plans for properties. Although we have some contractual control over the transportation of our product, material changes in these business relationships could materially affect our operations. We generally do not purchase firm transportation on third party facilities and therefore, our production transportation can be interrupted by those having firm arrangements. Federal and state regulation of oil and natural gas production and transportation, tax and energy policies, changes in supply and demand, pipeline pressures, damage to or destruction of pipelines and general economic conditions could adversely affect our ability to produce, gather and transport oil and natural gas.

The disruption of third-party facilities due to maintenance and/or weather could negatively impact our ability to market and deliver our products. We have no control over when or if such facilities are restored or what prices will be charged. A total shut-in of production could materially affect us due to a lack of cash flow, and if a substantial portion of the production is hedged at lower than market prices, those financial hedges would have to be paid from borrowings absent sufficient cash flow.

Our indebtedness could limit our ability to successfully operate our business

We are leveraged and our exploration and development program will require substantial capital resources estimated to range from $650 to $825 million per year over the next three years, depending on the level of drilling and the expected cost of services. Our existing operations will also require ongoing capital expenditures. In addition, if we decide to pursue additional acquisitions, our capital expenditures will increase both to complete such acquisitions and to explore and develop any newly acquired properties.

The degree to which we are leveraged could have other important consequences, including the following:

•	we may be required to dedicate a substantial portion of our cash flows from operations to the payment of our indebtedness, reducing the funds available for our operations;

•	a portion of our borrowings are at variable rates of interest, making us vulnerable to increases in interest rates;

•	we may be more highly leveraged than some of our competitors, which could place us at a competitive disadvantage;

•	our degree of leverage may make us more vulnerable to a downturn in our business or the general economy;

•	the terms of our existing credit arrangements contain numerous financial and other restrictive covenants;

•	our debt level could limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate; and

•	we may have difficulties borrowing money in the future.

Despite our current levels of indebtedness, we may still be able to incur substantially more debt. This could further increase the risks described above.

Any failure to meet our debt obligations could harm our business, financial condition and results of operations

If our cash flow and capital resources are insufficient to fund our debt obligations, we may be forced to sell assets, seek additional equity or restructure our debt. In addition, any failure to make scheduled payments of interest and principal on our outstanding indebtedness would likely result in a reduction of our credit rating, which could harm our ability to incur additional indebtedness on acceptable terms. Our cash flow and capital resources may be insufficient for payment of interest on and principal of our debt in the future and any such alternative measures may be unsuccessful or may not permit us to meet scheduled debt service obligations, which could cause us to default on our obligations and impair our liquidity.

We exist in a litigious environment

Any constituent could bring suit or allege a violation of an existing contract. This action could delay when operations can actually commence or could cause a halt to production until such alleged violations are resolved by the courts. Not only could we incur significant legal and support expenses in defending our rights, planned operations could be delayed which would impact our future operations and financial condition. Such legal disputes could also distract management and other personnel from their primary responsibilities.

Common stockholders will be diluted if additional shares are issued

Since 1998, we have exchanged 31.9 million shares of common stock for debt and convertible securities. The exchanges were made based on the relative market value of the common stock and the debt and convertible securities at the time of the exchange. Also in 2004 and 2005, we sold 33.8 million shares of common stock to finance acquisitions. In 2006, we issued 6.5 million shares of common stock as part of the Stroud acquisition. While the exchanges have reduced interest expense, preferred dividends and future repayment obligations, the larger number of common shares outstanding had a dilutive effect on our existing stockholders. Our ability to repurchase securities for cash is limited by our bank credit facility and our senior subordinated note agreements. In addition, we may issue additional shares of common stock, additional subordinated notes or other securities or debt convertible into common stock, to extend maturities or fund capital expenditures, including acquisitions. If we issue additional shares of our common stock in the future, it may have a dilutive effect on our current outstanding stockholders.

Dividend limitations

Limits on the payment of dividends and other restricted payments, as defined, are imposed under our bank credit facility and under our senior subordinated note agreements. These limitations may, in certain circumstances, limit or prevent the payment of dividends independent of our dividend policy.

Our financial statements are complex

Due to accounting rules, our financial statements continue to be complex, particularly with reference to hedging, asset retirement obligations, equity awards, deferred taxes and the accounting for our deferred compensation plan. We expect such complexity to continue and possibly increase.

Our stock price may be volatile and you may not be able to resell shares of our common stock at or above the price you paid

The price of our common stock fluctuates significantly, which may result in losses for investors. The market price of our common stock has been volatile. From January 1, 2004 to April 13, 2007, the last daily sale price of our common stock reported by the New York Stock Exchange ranged from a low of $6.25 per share to a high of $36.65 per share. We expect our stock to continue to be subject to fluctuations as a result of a variety of factors, including factors beyond our control. These include:

•	changes in oil and natural gas prices;

•	variations in quarterly drilling, recompletions, acquisitions and operating results;

•	changes in financial estimates by securities analysts;

•	changes in market valuations of comparable companies;

•	additions or departures of key personnel; or

•	future sales of our stock.

We may fail to meet expectations of our stockholders or of securities analysts at some time in the future, and our stock price could decline as a result.

Price range of common stock and dividend history

Our common stock is listed on the New York Stock Exchange (“NYSE”) under the symbol “RRC.” During 2006, trading volume averaged 1.1 million shares per day. The following table shows the quarterly high and low sale prices, cash dividends declared and volumes as reported on the NYSE composite tape for the past two years (as adjusted for a three-for-two stock split effected December 2, 2005).

			Cash Dividends	Average Daily
	High	Low	Declared	Volumes

2005
First Quarter	$17.59	$12.34	0.0133	1,072,650
Second Quarter	18.62	13.50	0.0133	1,334,709
Third Quarter	26.33	18.01	0.0133	1,203,888
Fourth Quarter	28.37	20.71	0.02	1,565,650
2006
First Quarter	$30.52	$22.52	0.02	1,343,584
Second Quarter	30.29	21.74	0.02	1,202,248
Third Quarter	30.37	23.38	0.02	884,865
Fourth Quarter	31.77	22.80	0.03	895,294

Between January 1, 2007 and April 13, 2007, the common stock traded at prices between $25.29 and $36.65 per share and a cash dividend of $0.03 per share was declared in the first quarter of 2007. Our senior subordinated notes are not listed on an exchange, but trade over-the-counter.

The payment of dividends is subject to declaration by the Board of Directors and depends on earnings, capital expenditures and various other factors. The bank credit facility and our senior subordinated notes allow for the payment of common and preferred dividends, with certain limitations. The determination of the amount of future dividends, if any, to be declared and paid is at the sole discretion of our board and will depend upon our level of earnings and capital expenditures and other matters that the board of directors deems relevant.

Use of proceeds

We estimate that the net proceeds from this offering (after deducting discounts to the underwriters and estimated expenses of the offering) will be approximately $240.9 million. We intend to use the net proceeds from this offering to fund a portion of the $315 million consideration required for the Equitable transaction described under “Summary-Our Business-Pending Acquisition.” The remaining funds required to consummate the Equitable transaction will be funded by our senior credit facility. If the transaction is not consummated, we intend to use a portion of the net proceeds to fund our ongoing drilling program, complementary acquisitions, and general corporate purposes. Pending such uses , the funds will be used to pay down a portion of the outstanding balance on our senior credit facility, which was $385.5 million as of April 2, 2007 . We have sufficient available capacity under our senior credit facility to complete the Equitable transaction without the net proceeds of this offering.

Capitalization

The following table sets forth our capitalization as of December 31, 2006 on an actual basis and as adjusted to reflect the application of the estimated net proceeds from the sale of the common stock in this offering. This table should be read in conjunction with our consolidated financial statements and related notes incorporated by reference in this prospectus supplement.

	December 31, 2006
(Dollars in thousands)	Actual	As adjusted[1]

Cash and cash equivalents	$2,382	$2,382

Long-term debt:
Senior credit facility[3]	452,000	211,080
7 3/8% senior subordinated notes due 2013	197,262	197,262
6 3/8% senior subordinated notes due 2015	150,000	150,000
7 1/2% senior subordinated notes due 2016	249,520	249,520

Total long-term debt	1,048,782	807,862
Stockholders’ equity:
Common stock, $.01 par value; 250,000,000 shares authorized; 138,931,565 issued at December 31, 2006 (145,931,565 as adjusted) issued and outstanding[2]	1,389	1,459
Additional paid-in capital	1,079,994	1,320,844
Stock held by employee benefit trust, 1,853,279 shares at cost	(22,056)	(22,056)
Retained earnings	160,313	160,313
Other comprehensive income (loss)	36,521	36,521

Total stockholders’ equity	1,256,161	1,497,081

Total capitalization	$2,304,943	$2,304,943

(1)	Includes an estimated $240.9 million of net proceeds from this offering and payment of all transaction expenses.

(2)	Outstanding common stock does not include grants to purchase 8,852,126 shares of common stock outstanding under our employee benefit and equity plans as of December 31, 2006.

(3)	As of April 2, 2007, the balance of the senior credit facility was 385.5 million.

Underwriting

We are offering the shares of common stock described in this prospectus supplement through a number of underwriters. J.P. Morgan Securities Inc. and Credit Suisse Securities (USA) LLC are acting as joint book running managers of the offering and as representatives of the underwriters. We have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus supplement, the number of shares of common stock listed next to its name in the following table:

Number of
Name	Shares

J.P. Morgan Securities Inc.
Credit Suisse Securities (USA) LLC
Deutsche Bank Securities Inc.
Friedman, Billings, Ramsey & Co., Inc.
Morgan Stanley & Co. Incorporated
Raymond James & Associates, Inc.
Johnson Rice & Company L.L.C.
KeyBanc Capital Markets Inc.
BMO Capital Markets Corp.
Calyon Securities (USA) Inc.
Fortis Securities LLC
Jefferies & Company, Inc.
Natexis Bleichroeder Inc.
Pickering Energy Partners, Inc.
RBC Capital Markets Corporation
Simmons & Company International
SunTrust Capital Markets, Inc.
Total

The underwriters are committed to purchase all the common shares offered by us if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters propose to offer the common shares directly to the public at the public offering price set forth on the cover page of this prospectus supplement and to certain dealers at that price less a concession not in excess of $      per share. Any such dealers may resell shares to certain other brokers or dealers at a discount of up to $      per share from the public offering price. After the public offering of the shares, the offering price and other selling terms may be changed by the underwriters.

The underwriters have an option to buy up to 1,050,000 additional shares of common stock from us to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus supplement to exercise this over allotment option. If any shares are purchased with this over-allotment option, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriting fee is equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The underwriting fee is $      per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Without	With full
	over-allotment	over-allotment
	exercise	exercise

Per Share	$	$
Total	$	$

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $1.0 million.

We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of J.P. Morgan Securities Inc. and Credit Suisse Securities (USA) LLC for a period of 90 days after the date of this prospectus. Notwithstanding the foregoing, if (1) during the last 17 days of the 90-day restricted period, we issue an earnings release or material news or a material event relating to our company occurs; or (2) prior to the expiration of the 90-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 90-day period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

Our directors and executive officers have entered into lock up agreements with the underwriters prior to the commencement of this offering pursuant to which we and each of these persons or entities, with limited exceptions, for a period of 90 days after the date of this prospectus, may not, without the prior written consent of J.P. Morgan Securities Inc., (1) offer, pledge, announce the intention to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock (including, without limitation, common stock which may be deemed to be beneficially owned by such directors, executive officers, managers and members in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant) or (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common stock or such other securities, in cash or otherwise. Notwithstanding the foregoing, if (1) during the last 17 days of the 90-day restricted period, we issue an earnings release or material news or a material event relating to our company occurs; or (2) prior to the expiration of the 90-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 90-day period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event. Notwithstanding the foregoing, such individuals, taken as a group, may sell up to an aggregate of 500,000 shares in the indicated period without regard to these restrictions.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of the common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ over allotment option referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their over allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the over allotment option. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Exchange Act of 1934, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock, and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the New York Stock Exchange, in the over the counter market or otherwise.

We intend to use more than 10% of the net proceeds from the sale of the shares to repay indebtedness owed by us to certain of the underwriters or their affiliates. Accordingly, the offering is being made in compliance with the requirements of Rule 2710(h) of the Conduct Rules of the National Association of Securities Dealers, Inc.

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. The underwriters and their affiliates may provide similar services in the future. In particular, certain of the underwriters or their affiliates are lenders under our senior credit facility and will receive the net proceeds from this offering used to pay down our senior credit facility. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

Legal matters

Our legal counsel, Vinson & Elkins L.L.P., Dallas, Texas, will pass upon certain legal matters in connection with the offered securities. The underwriters will be represented by Davis Polk & Wardwell, New York, New York.

Experts

The consolidated financial statements of Range Resources Corporation appearing in Range Resources Corporation’s Annual Report (Form 10-K) for the year ended December 31, 2006, and Range Resources Corporation management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2006 included therein have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon, included therein, and incorporated herein by reference. Such consolidated financial statements and management’s assessment are incorporated by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

Reserve engineers

Certain information presented and incorporated by reference in this prospectus supplement and in the accompanying prospectus regarding estimated quantities of oil and natural gas reserves occurred by us, the future net revenues from those reserves and their present value is based on estimates of the reserves and present values prepared by or derived from estimates prepared by DeGolyer and MacNaughton, Wright & Company, Inc. and H.J. Gruy and Associates, Inc. The reserve information is presented and incorporated by reference herein in reliance upon the authority of said firms as experts with respect to such reports.

Glossary of certain oil and natural gas terms

In this prospectus supplement, the following terms have the meanings specified below.

Bbl—One stock tank barrel, or 42 U.S. gallons liquid volume, used herein in reference to crude oil or other liquid hydrocarbons.

Bcf—One billion cubic feet.

Bcfe—One billion cubic feet of natural gas equivalents, based on a ratio of 6 Mcf for each barrel of oil, which reflects the relative energy content.

Development Well—A well drilled within the proved area of an oil or natural gas reservoir to the depth of a stratigraphic horizon known to be productive.

Dry Hole—A well found to be incapable of producing oil or natural gas in sufficient economic quantities.

Exploratory Well—A well drilled to find oil or gas in an unproved area, to find a new reservoir in an existing field or to extend a known reservoir.

Gross Acres Or Gross Wells—The total acres or wells, as the case may be, in which a working interest is owned.

Infill Well—A well drilled between known producing wells to better exploit the reservoir.

LIBOR—London Interbank Offer Rate, the rate of interest at which banks offer to lend to one another in the wholesale money markets in the City of London. This rate is a yardstick for lenders involved in many high value transactions.

Mbbl—One thousand barrels of crude oil or other liquid hydrocarbons.

Mcf—One thousand cubic feet of gas.

Mcf Per Day—One thousand cubic feet of gas per day.

Mcfe—One thousand cubic feet of natural gas equivalents, based on a ratio of 6 Mcf for each barrel of oil or NGL, which reflects relative energy content.

Mmbbl—One million barrels of crude oil or other liquid hydrocarbons.

Mmbtu—One million British thermal units.  A British thermal unit is the heat required to raise the temperature of one-pound of water from 58.5 to 59.5 degrees Fahrenheit.

Mmcf—One million cubic feet of gas.

Mmcfe—One million cubic feet of gas equivalents.

Net Acres Or Net Wells—The sum of the fractional working interests owned in gross acres or gross wells.

Present Value (PV)—The present value, discounted at 10%, of future net cash flows from estimated proved reserves, using constant prices and costs in effect on the date of the report (unless such prices or costs are subject to change pursuant to contractual provisions).

Productive Well—A well that is producing oil or natural gas or that is capable of production.

Proved Developed Non-Producing Reserves—Reserves that consist of (i) proved reserves from wells which have been completed and tested but are not producing due to lack of market or minor completion problems which are expected to be corrected and (ii) proved reserves currently behind the pipe in existing wells and which are expected to be productive due to both the well log characteristics and analogous production in the immediate vicinity of the wells.

Proved Developed Producing Reserves—Proved reserves that can be expected to be recovered from currently producing zones under the continuation of present operating methods.

Proved Developed Reserves—Proved reserves that can be expected to be recovered through existing wells with existing equipment and operating methods.

Proved Reserves—The estimated quantities of crude oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions.

Proved Undeveloped Reserves—Proved reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.

Recompletion—The completion for production of another formation in an existing well bore.

Reserve Life Index—Proved reserves at a point in time divided by the then annual production rate.

Royalty Interest—An interest in an oil and gas property entitling the owner to a share of oil and natural gas production free of costs of production.

Standardized Measure—The present value, discounted at 10%, of future net cash flows from estimated proved reserves after income taxes, calculated holding prices and costs constant at amounts in effect on the date of the report (unless such prices or costs are subject to change pursuant to contractual provisions) and otherwise in accordance with the SEC’s rules for inclusion of oil and natural gas reserve information in financial statements filed with the SEC.

Tcfe—One trillion cubic feet of natural gas equivalent, computed on an approximate energy equivalent basis that one Bbl equals six Mcf.

Term Overriding Royalty—A royalty interest that is carved out of the operating or working interest in a well. Its term does not necessarily extend to the economic life of the property and may be of shorter duration than the underlying working interest. The term overriding royalties in which the Company participates through Independent Producer Finance typically extend until amounts financed and a designated rate of return have been achieved. If such point in time is reached, the override interest reverts back to the working interest owner.

Working Interest—The operating interest that gives the owner the right to drill, produce and conduct operating activities on the property and a share of production, subject to all royalties, overriding royalties and other burdens, and to all costs of exploration, development and operations, and all risks in connection therewith.

PROSPECTUS

Range Resources Corporation

Common Stock

We may offer and sell securities from time to time in amounts, at prices and on terms that we will determine at the times of the offerings. In addition, selling shareholders to be named in a prospectus supplement may offer, from time to time, shares of Range Resources Corporation common stock.

You should read this prospectus and the related prospectus supplements carefully before you invest in our securities. Any prospectus supplement may add, update or change information contained in this prospectus. This prospectus may not be used to offer and sell our securities unless accompanied by a prospectus supplement describing the method and terms of the offering of those offered securities.

We may sell the securities to or through underwriters, and also to other purchasers or through agents. The names of the underwriters will be stated in the prospectus supplements and other offering material. We may also sell securities directly to investors.

Our common stock is listed on the New York Stock Exchange under the symbol “RRC.”

You should read this prospectus and any supplement carefully before you invest. AN INVESTMENT IN OUR SECURITIES INVOLVES RISKS. PLEASE READ THE “RISK FACTORS” DESCRIBED IN ANY ACCOMPANYING PROSPECTUS SUPPLEMENT, IN OUR FORM 10-K AND IN ANY OF THE DOCUMENTS WE INCORPORATE BY REFERENCE.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is June 21, 2006

We have not authorized any dealer, salesman or other person to give any information or to make any representation other than those contained or incorporated by reference in this prospectus and the accompanying prospectus supplement. You must not rely upon any information or representation not contained or incorporated by reference in this prospectus or the accompanying prospectus supplement as if we had authorized it. This prospectus and the accompanying prospectus supplement are not an offer to sell or the solicitation of an offer to buy any securities other than the registered securities to which they relate. This prospectus and the accompanying prospectus supplement are not an offer to sell or the solicitation of an offer to buy securities in any jurisdiction to any person to whom it is unlawful to make an offer or solicitation in that jurisdiction. The information contained in this prospectus and the accompanying prospectus supplement is accurate as of the dates on their covers. When we deliver this prospectus or an accompanying prospectus supplement or make a sale pursuant to this prospectus, we are not implying that the information is current as of the date of the delivery or sale.

About this prospectus

This prospectus is part of a registration statement on Form S-3 that we filed with the Securities and Exchange Commission (“SEC”) utilizing a shelf registration process. Under this shelf registration process, (i) we may sell the securities described in this prospectus in one or more offerings or (ii) selling shareholders to be named in a prospectus replacement may, from time to time, sell common stock in one or more offerings. This prospectus provides you with a general description of the securities we may offer. Each time securities are sold, we will provide a prospectus supplement that will contain specific information about the terms of the offering and the securities to be sold. This prospectus does not contain all of the information included in the registration statement. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with the additional information under the heading “Where You Can Find More Information.”

Unless otherwise noted herein, as used in this prospectus, “Range,” “Range Resources,” “we,” “our,” “ours,” “us” and the “Company” refer to Range Resources Corporation and its consolidated subsidiaries, except where the context otherwise requires or as otherwise indicated.

Where you can find more information

This prospectus does not contain all of the information included in the registration statement and all of the exhibits and schedules thereto. For further information about the registrant, you should refer to the registration statement. Summaries of agreements or other documents is this prospectus are not necessarily complete. Please refer to the exhibits to the registration statement for complete copies of such documents.

We file annual, quarterly and other periodic reports, proxy statements and other information with the SEC. Our SEC filings are available over the Internet at the SEC’s web site at http://www.sec.gov. You may also read and copy any document we file with the SEC at the SEC’s public reference room located at Room 1580, 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information on the public reference room and its copy charges. You may also inspect our SEC reports and other information at the New York Stock Exchange, 11 Wall Street, New York, New York 10005, or at our website at http://www.rangeresources.com. We do not intend for information contained in our website to be part of this prospectus.

Information we incorporate by reference

The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus. Information that we file with the SEC after we file this prospectus will automatically update and may replace information in this prospectus and information previously filed with the SEC. We do not incorporate by reference any information in any future filings deemed furnished and not filed pursuant to applicable rules.

We incorporate by reference in this prospectus the documents listed below which we previously have filed with the SEC and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (excluding information deemed furnished under SEC regulations) after we file this prospectus until the offering of the securities terminates or we have filed with the SEC an amendment to the registration statement relating to this offering that deregisters all securities then remaining unsold:

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2005;

•	Quarterly Report on Form 10-Q/A for the quarterly period ended March 31, 2006, filed on May 11, 2006; and

•	Current Reports on Form 8-K filed on January 4, 2006, filed on January 18, 2006, filed on January 25, 2006, filed on February 2, 2006, filed on February 24, 2006, filed on March 30, 2006, filed on April 19, 2006, filed on May 16, 2006 (and the Form 8-K/A filed on May 16, 2006), filed on May 23, 2006, filed on May 26, 2006, filed on June 9, 2006 and filed on June 12, 2006; and

•	The description of the Registrant’s Common Stock contained in the Registration Statement on Form 10, dated June 18, 1980, and filed with the Commission pursuant to Section 12(g) of the Securities Exchange Act of 1934 (the “Exchange Act”), including any subsequent amendment(s) or report(s) filed for the purpose of updating such description.

You may request a copy of any of these filings (other than an exhibit to those filings unless we have specifically incorporated that exhibit by reference into the filing), at no cost, by telephoning us at the following number or writing us at the following address:

Range Resources Corporation
Attention: Corporate Secretary
777 Main Street
Suite 800
Fort Worth, Texas 76102
(817) 870-2601

Forward-looking statements

This prospectus and the documents incorporated by reference in this prospectus contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Exchange Act. These statements include statements relating to our plans, strategies, objectives, expectations, intentions and adequacy of resources and are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. In general, all statements other than statements of historical fact are forward-looking statements. These forward-looking statements are based on management’s current belief, based on currently available information, as to the outcome and timing of future events. However, management’s assumptions and our future performance are subject to a wide range of business risks and uncertainties and we cannot assure you that these goals and projections can or will be met. Any number of factors could cause actual results to differ materially from those in the forward-looking statements, including, but not limited to:

•	production variance from expectations,

•	volatility of oil and natural gas prices,

•	hedging results,

•	the need to develop and replace reserves,

•	the substantial capital expenditures required to fund operations,

•	exploration risks,

•	environmental risks,

•	uncertainties about estimates of reserves,

•	competition,

•	litigation,

•	our sources of liquidity,

•	access to capital,

•	government regulation,

•	political risks,

•	our ability to implement our business strategy,

•	costs and results of drilling new projects,

•	mechanical and other inherent risks associated with oil and natural gas production,

•	weather,

•	availability of drilling equipment,

•	changes of interest rates, and

•	other risks detailed in our filings with the SEC.

Reserve engineering is a process of estimating underground accumulations of oil and natural gas that cannot be measured in an exact way. The accuracy of any reserve estimate depends on the quality of available data, the interpretation of such data and price and cost assumptions made by our reserve engineers. In addition, the results of drilling, testing and production activities may justify revisions of estimates that were made previously. If significant, such revisions would change the schedule of any further production and development drilling. Accordingly, reserve estimates may differ from the quantities of oil and natural gas that are ultimately recovered.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, events, levels of activity, performance or achievements. We do not assume responsibility for the accuracy and completeness of the forward-looking statements.

Should one or more of the risks or uncertainties described in this prospectus or the documents we incorporate by reference occur, or should underlying assumptions prove incorrect, our actual results and plans could differ materially from those expressed in any forward-looking statements. Except as required by applicable law, including the securities laws of the United States and the rules and regulations of the SEC, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

All forward-looking statements express or implied, included in this prospectus and the documents we incorporate by reference and attributable to Range are expressly qualified in their entirety by this cautionary statement. This cautionary statement should also be considered in connection with any subsequent written or oral forward-looking statements that Range or persons acting on its behalf may issue.

Use of proceeds

Unless we inform you otherwise in a prospectus supplement, we expect to use the net proceeds from the sale of the securities covered by this prospectus that are sold by us for general corporate purposes, which may include but are not limited to reduction or refinancing of debt or other corporate obligations, repurchasing or redeeming our securities, the financing of capital expenditures, acquisitions and additions to our working capital. We may temporarily use the net proceeds received from any offering of securities to repay our senior credit facility or other debt until we can use such net proceeds for the stated purpose. We will not receive any of the proceeds from the sale of securities covered by this prospectus that are sold by selling shareholders.

Description of capital stock

At June 16, 2006, our authorized and outstanding capital stock consisted of:

•	10,000,000 shares of preferred stock, par value $1.00 per share, of which, no shares are issued and outstanding; and

•	250,000,000 shares of common stock, par value $0.01 per share, of which 131,419,682 shares were outstanding.

Common Stock

•	Dividends. Common stockholders may receive dividends when declared by the board of directors. Dividends may be paid in cash, stock or other form. In certain cases, common stockholders may not receive dividends until we have satisfied our obligations to any preferred stockholders. Certain of our debt instruments restrict the payment of cash dividends.

•	Voting Rights. Each share of common stock is entitled to one vote in the election of directors and other matters. Common stockholders are not entitled to cumulative voting rights.

•	Fully Paid. All outstanding shares of common stock are fully paid and non-assessable. Any additional common stock we offer under this Prospectus and issue will also be fully paid and non-assessable.

•	Other Rights. Common stockholders are not entitled to preemptive rights. If we liquidate, dissolve or wind-up our business, either voluntarily or not, common stockholders will share equally in the assets remaining after we pay our creditors and preferred stockholders, if any.

•	Listing. Our outstanding shares of common stock are listed on the New York Stock Exchange under the symbol “RRC.” Any additional common stock we issue will also be listed on the NYSE.

Special Provision of Delaware Law

We are subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

(a) before that person became an interested stockholder, the corporation’s board of directors approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination;

(b) upon completion of the transaction that resulted in the interested stockholder’s becoming an interested stockholder, the interested stockholder owns at least 85% of the voting stock outstanding at the time the transaction commenced (excluding stock held by directors who are also officers of the corporation and by employee stock plans that do not provide employees with the right to determine confidentially whether share held subject to the plan will be tendered in a tender or exchange offer); or

(c) following the transaction in which that person became an interested stockholder, the business combination is approved by the corporation’s board of directors and authorized at a meeting of stockholders by the affirmative vote of the holders of at least two-thirds of the outstanding voting stock not owned by the interested stockholder.

Under Section 203, these restrictions also do not apply to certain business combinations proposed by an interested stockholder following the announcement or notification of one of certain extraordinary transactions involving the corporation and a person who was not an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation’s directors, if that extraordinary transaction is approved or not opposed by a majority of the directors who were directors before any person became an interested stockholder in the previous three years or who were recommended for election or elected to succeed such directors by a majority of such directors then in office. “Business combination” included mergers, assets sales and other transactions resulting in a financial benefit to the stockholder. “Interested stockholder” is a person who, together with affiliates and associates, owns (or, within three years, did own) 15% or more of the corporation’s voting stock.

Legal matters

Our legal counsel, Vinson & Elkins L.L.P., Dallas, Texas, will pass upon certain legal matters in connection with the offered securities. Any underwriters will be advised about issues relating to any offering by their own legal counsel.

Experts

The consolidated financial statements of Range Resources Corporation appearing in Range Resources Corporation’s Annual Report (Form 10-K) for the year ended December 31, 2005, and Range Resources Corporation management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2005 included therein, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon, included therein, and incorporated herein by reference. Such consolidated financial statements and management’s assessment are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

Reserve engineers

Certain information incorporated by reference in this prospectus regarding estimated quantities of oil and natural gas reserves, the future net revenues from those reserves and their present value is based on estimates of the reserves and present values prepared by or derived from estimates prepared by DeGolyer and MacNaughton, Wright & Company, Inc. and H.J. Gruy and Associates, Inc. The reserve information is incorporated by reference herein in reliance upon the authority of said firms as experts with respect to such reports.